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               LOGO   William J. Evers
                      Vice President, Corporate Counsel

                      The Prudential Insurance Company of America
                      751 Broad Street, Newark, NJ 07102-3777
                      Tel 973 802-3716
                      william.evers@prudential.com
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February 20, 2014

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pruco Life of New Jersey Flexible Premium Variable Annuity Account ("Registrant")
     Initial Registration Statements on Form N-4 (File No. 333-192702)

Dear Ms. Samuel:

       On behalf of the above-named Registrant, filed herewith is an electronically formatted copy of Pre-effective Amendment No. 1 to the above-referenced Registration Statement. The purpose of this Pre-effective Amendment is to respond to Staff comments received in a letter dated
January 31, 2014, and to add new disclosure that was not in the initial filing. The Staff's comments (with specific page number references) relate to the pages of the prospectus included with this Pre-effective Amendment.

       Upon satisfaction of our revisions and/or further comment, we plan to file a Pre-Effective Amendment No. 2 which will include final contract expenses, underlying portfolio expense ratios, exhibits and financial statements. Also, we will include a letter requesting acceleration of the effective date of this Registration Statement.

   The Staff's comments and our proposed responses are below.

    1. Comment:

       (a)The Edgar class code should reflect the exact name of the contract as shown on the prospectus cover. When the name of the contract has been finalized, please change the class code name and the name on the cover of the prospectus to the same name.

       (b)In the list of investment options, please indicate which options are not available if the optional death benefit rider is elected.

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       Response:

       (a)We have added the name of the product to the front cover of the prospectus. The name is the Prudential Premier(R) Investment Variable Annuity.

       (b)In the list of investment options, we have indicated which investment options are available with the optional death benefit. There are only 7 variable investment options available with the optional death benefit.

    2. Comment:

       Fee Tables and Examples (Pages 8-11)

       A pre-effective amendment reflecting the actual contract charges, expenses of the investment options and expense examples in the form required by Form N-4 must be filed before the filing can become effective. The pre-effective amendment should not have bracketed information. The annual, rather than quarterly, charges should be shown, and each Optional Death Benefit charge should be separately shown for each series. Please also include the minimum and maximum portfolio expense table. We will comment on the fee tables once the pre-effective amendment with completed tables is submitted for our review.

       Response:

       We will file Pre-effective Amendment No. 2 to this registration statement at some point in the future to include final contract changes, the expenses for the underlying portfolios, the expense examples and any other information required by Form N-4. Also, we have removed all bracketed information in Parts A and B of this Registration Statement.

       We have revised the fee table in response to this comment.

    3. Comment:

       Examples 1 (Pages 18-19)

       Please correct the typo in the last sentence of the first bullet.

       Response:

       We have corrected the typo in the last sentence of the first bullet.

    4. Comment:

       Right to Cancel (Page 25)

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       The disclosure relating to the MVA Option is confusing. Please revise using plain English principles and without reference to other sections of the prospectus.

       Response:

       This comment is not applicable to the Registrant as there is no MVA Options being offered.

    5. Comment:

       6 or 12 Month Dollar Cost Averaging Program (Page 28)

       Please provide the legal basis supporting the allocation to the Money Market Sub-Account referred in the fifth bullet of this section.

       Response:

       Dollar Cost Averaging ("DCA") is an optional program that is subject to certain terms and conditions prior to election. If a variable investment option is no longer available for investment at the time of a scheduled transfer, our DCA program provides a default allocation instruction that is acknowledged by the contract owner prior to electing the program.

    6. Comment:

       Other Annuity Option We May Make Available (Pages 36-37)

       In the last paragraph of this section, please clarify that Options 1 and 2 will always remain available.

       Response:

       We have added language to clarify that Options 1 and 2 will always remain available.

    7. Comment:

       Exception to the Return of Purchase Payment Amount (Page 39)

       Please explain the difference in the benefit available if Due Proof of Death is received more than one year after the date of death. Do you mean to state that in that case, the Beneficiaries will not receive the greater of the Return of Purchase Payment amount and the Unadjusted Account Value?

       Response:

       We have added language in this section to clarify that the designated beneficiaries would receive the Account Value, and not the greater of the Return of Purchase Payment and the

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       Account Value, if Due Proof of Death is received by us more than one year after the date of death. Please note that Unadjusted is not a defined term for this Registrant's variable annuity.

    8. Comment:

       Initial Purchase Payments (Page 43)

       Please revise the disclosure in the third paragraph of this section to clarify that the procedure meets the requirements of Rule 22c-1 as disclosed in the first paragraph.

       Response:

       We have added disclosure in the third paragraph of this section indicating that the initial purchase payment will be processed in accordance with Rule 22c-1 as described in the first paragraph.

    9. Comment:

       Back Cover Page

       Please add a back cover page.

       Response:

       We have added a back cover page to the prospectus.

    10.Comment:

       Financial Statements, Exhibits, and Other Information

       Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

       Response:

       Our filing of Pre-effective Amendment No. 2 will include this information.

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   We represent and acknowledge that:

       . Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

       . The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the Staff's comments, the Registrant's changes to the disclosure in response to the Staff's comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from this responsibility; and

       . The Registrant may not assert this action or the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please call me at (973) 802-3716 if you have any questions.

                                             Sincerely,

                                             Pruco Life Insurance Company

                                             By:  /s/ William J. Evers
                                                  -----------------------------
                                                  William J. Evers
                                                  Vice President, Corporate
                                                  Counsel

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